Exhibit 99.1

Intec Pharma Ltd.

Company No. 51-302278-0

Hartom 12 St., Jerusalem 9777512

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, Round Building, Tel Aviv 6701101, Israel on Thursday, June 30, 2016, at 04:00 p.m. Israel time (the telephone number at that address is +972-3-607-4444), or at any adjournments thereof (the “Meeting”).

The agenda of the Meeting shall be as follows:

1.	To elect Mr. John W. Kozarich, and re-elect each of Messrs., Zeev Weiss, Amir Hayek, Giora Carni, Zvika Joseph and Ms. Hila Karah as director of the Company to hold office until the close of the next annual general meeting;
2.	To approve the compensation terms of the chairman of the Company’s board of directors, Mr. John W. Kozarich, subject to his election as a director at the Meeting;
3.	To approve the grant of options to Mr. Giora Carni, Company’s Director of Technology, subject to his re-election as a director at the Meeting;
4.	To approve the compensation terms of Mr. Zvika Joseph, as Manager of the Company’s Investor Relations activities in Israel, subject to his re-election as a director at the Meeting;
5.	To approve the grant of options to directors of the Company (other than external directors, the Chairman of the Company's board of directors and any director that serves as an officer); and
6.	To approve and ratify the re-appointment of Kesselman & Kesselman as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited financial statements for the years ended December 31, 2014 and December 31, 2015.

Only holders of record at the close of business on Tuesday, May 31, 2016 are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Monday, June 20, 2016.

A duly executed proxy must be received no later than Thursday, June 30, 2016, at 12:00 p.m., Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Intec Pharma Ltd.